





Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 3, 2005

Re: **Parmalat S.p.A. File No. 82-34888**
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

The Managing Director

Enrico Bondi

Enclosures



PRESS RELEASE
(Issued outside the United States)

Parmalat S.p.A. announces that, following the distribution of shares and warrants to the creditors according to the Proposal of Composition with Creditors, the so called "Fondazione Creditori Parmalat" has reduced its participation in the Issuers' share capital below 50.1%.

Therefore, with reference to the Shareholders' Meeting called for November 7th and 8th , 2005, the Fondazione, as foreseen in art. 3.3 of the mentioned Proposal of Composition, will not attend and vote for the remaining shares.

Parmalat S.p.A.

Collecchio, November 3, 2005

Corporate contacts
e-mail: affari.societari@parmalat.net



This press release is not an offer for sale in the United States. The securities offered pursuant to the Proposal of Composition may not be offered or sold in the United States without registration for purposes of the United States Securities Act of 1933 or without an exemption from registration under United States laws. Any and all offers of securities must be made only by means of a prospectus containing detailed information on the issuer and on its economic and financial situation.

Parmalat Spa Registered office: Via O. Grassi, 26 43044 Collecchio (Parma) Italy Tel.+39.0521.8081 Fax +39.0521.808322
Paid-in share capital € 1,600,926,818 Parma Admin. Index no. 228069
Parma Company Register no 04030970968 Taxpayer's no. and VAT no. 04030970968